UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Genesis Energy, L.P.

(Exact name of the registrant as specified in its charter)

Delaware	001-12295	76-0513049
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification Number)

811 Louisiana Street, Suite 1200, Houston, TX	77002
(Address of principal executive offices)	(Zip code)

Kristen O. Jesulaitis, (713) 860-2684

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Genesis Energy, L.P. files this report on behalf of its subsidiary, Genesis Alkali Wyoming, LP (the “Company”). During the year ended December 31, 2023, the Company made certain payments to governmental entities relating to the commercial development of certain trona ore reserves in Green River, Wyoming.

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2023

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included as Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENESIS ENERGY, L.P. (a Delaware limited partnership) By: GENESIS ENERGY, LLC, as its sole general partner
Date: September 26, 2024	By:	/s/ Kristen O. Jesulaitis
	Name:	Kristen O. Jesulaitis
	Title:	Chief Financial Officer and
Chief Legal Officer